UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one)
[X] Form 10-K and Form 10-KSB __Form 20-F __ Form 11-K __Form 10-Q and Form 10-QSB __Form N-SAR

                  For Period Ended December 31, 2000
                  __ Transition Report on Form 10-K and Form 10-KSB
                  __ Transition  Report on Form 20-F
                  __ Transition Report on Form 11-K
                  __ Transition Report on Form 10-Q and Form 10-QSB
                  __ Transition Report on Form N-SAR
                  For the Transition Period Ended:_______________

Read Instructions (on back page) Before Preparing Form, Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant                    Golden Queen Mining Co. LTD.

Former Name if Applicable                            N/A

Address of principal Executive Office

(Street and Number)                        11847 Gempen Street

City, State and Zip Code                   Mojave, California  93501

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses:

[x] (b) The subject annual report, semi-annual report on Form 10-K, Form 20-F, 11-F, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if needed)

Golden Queen Mining Co. LTD., is unable to file its transition report on Form 10-KSB by the prescribed due date because our auditor, BDO Seidman, LLP, has not completed their work for the year ended December 31, 2000 and is unable to provide our required opinion as of the date of this filing. Our auditor is unable to complete their work because management has been unable to provide them with certain key documentation and information without unreasonable effort and expense, specifically due to the execution of several material subsequent transactions for which proper documentation has not yet become available.

Part IV - Other information

(1) Name and telephone number of person to contact in regard to this notification

                Keith Gainey           661                         824-1054
                  ------            -----------               ------------------
                  (Name)            (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       Due to sustained depressed gold and silver prices and an inability to secure necessary financing to advance operations, the Company has determined during the fourth quarter of 2000 that an asset impairment loss of certain fixed assets, mineral properties, and other assets should be recorded in the Company's statement of operations for the year ended December 31, 2000. A reasonable estimate of the amount of the asset impairment cannot yet be determined without unreasonable effort or expense since certain land lease and mineral claims information necessary for determining net realizable value is as yet unavailable.

                          GOLDEN QUEEN MINING CO. LTD
                          ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date APRIL 2, 2001                  By /s/ EDWARD G. THOMPSON, PRESIDENT

/Letterhead of BDO Seidman, LLP/
BDO Seidman, LLP
601. W. Riverside Ave., Suite 900
Spokane, WA 99201

April 2, 2001

Securities and Exchange Commission
450 Fifth Street N.W.

Washington, D.C. 20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Golden Queen Mining Co. Ltd. (the "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 2000 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 2000 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in
Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because management has been unable to provide us with certain documentation and information required for the completion of audit. The Company has executed several material subsequent transactions for which the documentation has not been yet been available. As such, we have not yet had sufficient time to complete the auditing procedures that we consider necessary under the circumstances.

Very truly yours,


/s/ BDO Seidman, LLP